June 15, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention	Gregory Dundas, Staff Attorney Larry Spirgel, Assistant Director Joseph M Kempf, Senior Staff Accountant Carlos Pacho, Senior Assistant Chief Accountant

Re:	EVIO, Inc. File 000-12350

As a follow up to your letter dated May 30, 2018, and our response on June 8, 2018 where you provided the following comments:

Management's Discussion and Analysis Results of Operations, page 36

2. Please expand your discussion to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not analyze the underlying business reasons for the changes. For example, you attribute a decrease in revenue for the three months ended March 31, 2018, to a “decrease in testing services completed ... combined with deceased advisory services performed" and attribute increased cost of revenues to “increased direct costs associated with providing testing services and increased costs of advisory services.” However, you do not fully analyze the underlying reasons for these changes. Neither do you quantify the impact due to organic growth and/or business acquisitions. Please refer to Item 303 of Regulation S-K and Securities Act Release No. 33-8350.

Our response on June 8, 2018 was:

We are in the process of performing analysis of each material quantitative change in operating measures from period to period. We expect to complete this analysis by June 15, 2018 and file a Form 10Q/A soon thereafter.

We have performed the above referenced analysis and have expanded the Management’s Discussion and Analysis section of the 10-Q for March 31, 2018. Please find our expanded MD&A section in the attached Exhibit A for your review.

62930 O B Riley Road, Suite 300 Bend, Oregon 97703 T: 541-633-4568 F: 541-727-5361
1

Form 10-Q for the Quarter Ended December 31, 2017

Form 10-Q for the Quarter Ended March 31, 2018

Liquidity and Capital Resources, page 39

3. Please discuss your liquidity and capital resources for both the short-term and long-term. We note on page 12 of your Form 10-K for the year ended September 30, 2017 the statement that the company is uncertain of its ability to generate sufficient liquidity from its operations. We also note the disclosure on page 8 under the title "Going Concern," where you state, among other things, that the company "does not have an established source of revenues sufficient to cover its operating costs." However, neither of these uncertainties relating to your liquidity are discussed in your subsequent Form 10-Qs.

Our response on June 8 was:

We understand the Staff’s comments and will, in future filings discuss uncertainties as noted in your comment, including the Form 10Q/A for the Quarter Ended March 31, 2018.

We plan to incorporate the following verbiage in future filings for your review:

Need for Additional Financing

The Company is uncertain of its ability to generate sufficient liquidity from its operations and its current revenues are inadequate to fund all operational costs. Additionally, in order to fund growth organically or through acquisitions, we will require additional capital. As a result, we may need to raise additional capital through future equity or debt financing. We anticipate our cash needs to be approximately $2,500,000 per quarter through December 31, 2018 and $500,000 per quarter thereafter.  If the Company is unable to raise additional capital through future debt of equity financing, then Company will need to slow its growth initiatives, dispose of assets or reduce its cash consuming operating costs.

Our hope is that you will find these additions will suffice to address your comments. In order to file an amended 10Q expeditiously, we hope you will review this letter and provide us further comments, if any.

If you have any questions, please contact either myself of Mr. William Waldrop, Chief Executive Officer.

/s/ David M. Kane

David M. Kane

Chief Financial Officer

cc: William Waldrop

Encl: Exhibit A – Management Discussion and Analysis

2

EXHIBIT A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto, included elsewhere in this report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to those differences include those discussed below and elsewhere in this report, particularly in the “Risk Factors” section.

Critical Accounting Policies and Estimates.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations section discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, accrued expenses, financing operations, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources.

Business of Registrant

EVIO, INC., a Colorado corporation, and its subsidiaries (“EVIO”, the “Company”, the "Registrant", “we”, “our”, or “us”) provide analytical testing and consulting services to the emerging legalized cannabis industry.

EVIO, INC. was originally incorporated in the State of New York, December 12, 1977 under the name 3171 Holding Corporation. On February 22, 1979 the name was changed to Electronomic Industries Corp. and on February 23, 1983 the name was changed to Quantech Electronics Corp. The Company was reincorporated in the State of Colorado on December 15, 2003. On August 29, 2014, the Company completed a reverse merger with Signal Bay Research, Inc., a Nevada Corporation, and took over its operations. In September 2014, the Company changed its name from Quantech Electronics Corp. to Signal Bay, Inc. then to EVIO, INC. during September 2017. The Company has selected September 30 as its fiscal year end. The Company is domiciled in the State of Colorado, and its corporate headquarters is located in Bend, Oregon.

EVIO provides three business services; Testing services, Consulting services and Bioscience Research. Testing service provides cannabis companies with independent laboratory testing of compounds and contaminants including cannabinoid potency and terpene profiling, as well as screening for residual solvents, pesticides, and hazardous microbiological growth, of cannabis products and are mainly used for state licensed cannabis companies for compliance. Consulting Services provides advisory and research services to cannabis companies including regulatory licensing and compliance, industry research, operational support, educational services and operating services for current and prospective licensed cannabis businesses. Bioscience research is not yet operational, but plans to develop intellectual property on merging health benefits and advanced delivery modes for cannabinoids and cannabis products to the human endocannabinoid system. EVIO Bioscience plans on exploiting what the Company perceives as a growing need for education and broader dissemination of cannabis and cannabinoid biotechnology research in the scientific and medical community, particularly in the face of the widespread changes to cannabis regulation.

EXHIBIT A

EVIO, Inc. d/b/a EVIO Labs is the wholly owned analytical laboratory division of the Company. EVIO Labs consists of the following seven operating companies: CR Labs, Inc. d/b/a EVIO Labs Bend, EVIO Labs Eugene LLC, Smith Scientific Industries, Inc. d/b/a EVIO Labs Medford, Greenhaus Analytical Services LLC d/b/a EVIO Labs Portland, Viridis Analytics MA d/b/a EVIO Labs MA and C3 Labs, LLC d/b/a EVIO Labs Berkeley all of which provide compliance testing services. Tests include identification of compounds and contaminants including cannabinoid potency and terpene profiling, as well as screening for residual solvents, pesticides, and hazardous microbiological growth, of cannabis products.

The operating subsidiaries of EVIO, Inc. are as follows:

Trade Name (dba)	Company Name	State of Incorporation	Ownership %	Acquisition Month
EVIO Labs Bend	CR Labs, Inc.	Oregon	80%	September 2015
EVIO Labs Eugene	EVIO Labs Eugene, LLC	Oregon	100%	May 2016
EVIO Labs Medford	Smith Scientific Industries, LLC	Oregon	80%	June 2016
EVIO Labs Portland	Greenhaus Analytical Labs, LLC	Oregon	100%	October 2016
EVIO Labs MA	Viridis Analytics, LLC	Massachusetts	100%	August 2017
EVIO Labs Berkeley	C3 Labs, LLC	California	60%	January 2018

In addition to the wholly owned subsidiaries, the Company has entered into license agreements with independent testing laboratories in Florida and Colorado. Under the terms of the agreements, the independent laboratories are granted non-transferable and non-exclusive rights to use the Company’s trademarks, trade-name and testing methodologies.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2018 and 2017

Revenues and Costs of Revenues

				Percentage of Revenue
	2018	2017	Change	2018	2017
Testing services	$689,011	$745,426	$(56,415)	94%	90%
Consulting services	43,300	87,297	(43,997)	6%	10%
Total revenue	732,311	832,723	(100,412)	100%	100%

Cost of revenue
Testing services	$664,182	$566,447	$97,735	91%	68%
Consulting services	78,500	19,505	58,995	11%	2%
Depreciation	55,706	28,048	27,658	8%	3%
Total cost of revenue	798,388	614,000	184,388	48%	41%

Gross profit (loss)	$(66,077)	$218,723	$(284,800)	-9%	26%

Revenues for the three months ended March 31, 2018 were $732,311 compared to $832,723 for the three months ended March 31, 2017. The decrease in revenues during the three months ended March 31, 2018 is the result of a decrease of $56,415 or 7.6% in testing services completed in the current period combined with a decrease in consulting services of $43,997 of 50.4%.

The $56,415 decrease in testing revenue was attributable to decreases in the Company's Oregon locations partially offset by increased revenues in the Company’s location in Massachusetts. For the Oregon locations, the company’s locations in Medford and Portland realized a decrease in sales of $118,857 or 43.8% and 69,506 or 34.3%. These decreases were partially offset by increased revenues in Bend and Eugene locations during the three months ending March 31, 2018, representing increases of $31,338 and $95,720 or 54.6% and 58.3%, respectively versus the three months ending March 31, 2018. In addition, the Company's acquisition of Viridis, a lab located in Massachusetts attributed $15,660 of revenue in the three months ending March 31, 2018 versus revenues of $943 for the three months ending March 31, 2017, an increase of $14,717 and the Company's California locations increased $2,208 or 1.1% for the three months from March 31, 2017 to March 31, 2018.

EXHIBIT A

The increase in testing revenue in the Company's Bend, Oregon location was due the successful sales and marketing efforts of several customers during the three months ending March 31, 2018 in the Bend, Oregon market due in large part to the Company's ability to perform additional compliance tests including pesticide testing after the purchase of testing equipment that was not available in the three months ending March 31, 2017. The increase in sales in the Bend, Oregon was partially offset by the attritional of customers. The Company attributes the attrition of customers in the Bend market to customers not being able to comply with more stringent state cannabis testing and growing standards and client's insufficient capital to withstand the recent decrease in wholesale pricing in the overall Oregon cannabis market.

The increase in testing revenue in the Company's Eugene, Oregon location was due to the successful sales and marketing efforts to attract Eugene based growers and distributors. Several newly licensed growers, producers and distributors entered in the Eugene market and the Company has been successful in generating sales from these customers. The increase in sales in the Eugene, Oregon was partially offset by the attritional of customers. The Company attributes the attrition of customers in the Eugene market to customers not being able to comply with more stringent state cannabis testing and growing standards and client's insufficient capital to withstand the recent decrease in wholesale pricing in the overall Oregon cannabis market.

The decrease in testing revenue was partially offset due to the increase revenues from the start of operations of Viridis Analytics, the Company's Massachusetts location for the three months ending March 31, 2018 versus the three months ending March 31, 2017.

The Company's California locations combined experienced a $2,208 or 1.1% increase in revenues from the three months ending March 31, 2017 to the three months ending March 31, 2018. Currently, the state of California does not require mandatory compliance testing. The Company expects that the state of California will enforce the mandated compliance testing for all cannabis products sold as of July 1, 2018, depending on the state's ability to enforce its regulations. Until compliance testing is required by the state of California, the Company expects its revenues in its California locations to remain fairly consistent between periods.

The Company's locations in Medford and Portland, Oregon realized a decrease in revenue for the three months ending March 31, 2018 versus March 31, 2017 of $118,857 or 43.8% and $69,509 of 34.3%, respectively. The Company attributes the decrease in revenue in its Medford and Portland market to the oversupply of cannabis in Oregon market causing growers, distributors and producers to stockpile inventory. Since cannabis needs to only be tested when sold, stockpiled cannabis remains in inventory untested. Another factor causing the decrease in revenues was several customers of the Company relocated their facilities and temporarily ceased testing of their cannabis product. The Company also attributes the decrease in revenue in Medford and Portland to increased competition from other cannabis testing laboratories. Specifically, for the Medford market, cannabis is mostly grown outdoors and therefore, seasonal. Typically, outdoor cannabis is harvested in late Fall and if in demand, tested soon thereafter in November to December. However, with the oversupply of cannabis in the Oregon market, outdoor growers have stockpiled their inventory and do not plan on testing their inventory until they sell. Meanwhile, many growers have converted their crops to other non-cannabis commodities, shifting cannabis from Medford to other Oregon markets, such as Portland, Bend and Eugene.

Consulting revenue decreased from the three months ending March 31, 2017 versus the six months ending March 31, 2018 by $43,997 or 50.4%. The Company attributes the decrease in consulting revenue to a reallocation of Company's resources to its own the operations. Consulting revenue was used to supplement revenue by leveraging the Company's internal resources as consultants to third parties. As the Company's operations grow through acquisitions, organic growth of new de novo locations and improving the facilities of existing locations with ISO accreditations, the Company's resources that were once available to consult are now needed for internal operations and are less available for consulting to third parties. Consulting client are non-recurring short-term projects and cease once the Company has provided the client its agreed-upon deliverables.

EXHIBIT A

Cost of revenues for the three months ended March 31, 2018 were $798,338 compared to $614,000 for the three months ended March 31, 2017, an increase of $184,388 or 30.0%. The increase in the cost of revenues during the three months ended March 31, 2017 is the result of the increased direct costs associated with providing testing services which increased $97,735 or 17.3%. This increase is the result of increased personnel costs at the Company’s new locations such as Massachusetts and California and locations that realized an increase in testing revenues such as Eugene, Oregon. In addition, the Company incurred increased costs for International Organization Standardization (ISO) accreditations required in California and Massachusetts. The cost of consulting services increased $58,995 or 302.5% due to the increase allocation of personnel to complete consulting projects in the three months ending March 31, 2018 versus the three months ending March 31, 2017. Cost of revenues for Depreciation and amortization increased $27,658 or 98.6%. The increase in depreciation and amortization correlates to the increase in property and equipment. As of March 31, 2018, the company had net property and equipment of $1,616,796 compared to March 31, 2017 of $469,848, an increase of $1,146,948 or 244.1%.

Gross loss for the three months ended March 31, 2018 was $66,077 compared to a gross profit of $218,723 during the three months ended March 31, 2017. This decrease in gross profit is the result of decreased revenues in the Oregon markets and consulting revenues partially offset by increased revenues in Massachusetts net of increased costs of revenue attributable to increase headcount in the Company’s new locations.

Operating Expenses

				Percentage of Revenue
	2018	2017	Change	2018	2017
Selling, general and administrative	$2,213,094	$460,736	$1,752,358	302%	55%
Depreciation and amortization	83,769	39,845	43,924	11%	5%
	$2,296,863	$500,581	$1,796,282	137%	33%

Total operating expenses during the three months ended March 31, 2018 were $2,296,863 compared to $500,581 during the three months ended March 31, 2017. The Company experienced an increase of $1,752,358 in selling, general and administrative expenses during the three months ended March 31, 2018 compared to the three months ended March 31, 2017 was due to an increase in stock based compensation included in selling, general and administrative expenses was $1,230,432 during the three months ended March 31, 2018 compared to $81,027 during the same period in 2017. There was an increase of $43,924 in depreciation and amortization which was driven by the amortization of intangible assets and equipment associated with the acquisition completed during the period from January 1, 2017 to December 31, 2017. In addition to the stock base compensation and amortization, the increase in selling, general and administration was due to increased spending in marketing and advertising, legal fees related to the issuance of convertible debt, increased personnel in selling, marketing, corporate and administrative functions, costs associated with the Company’s attendance at industry and trade conferences, start-up costs for two new locations in California and Massachusetts, travel costs and increased health care premiums.

Other Income (Expense)

				Percentage of Revenue
	2018	2017	Change	2018	2017
Interest expense, net of interest income	$(1,102,537)	$(97,987)	$(1,004,550)	-151%	-12%
Loss on settlement of debt	-	-	-	0%	0%
Gain (loss) on change in fair market value of derivative liabilities	1,780,769	(85,035)	1,865,804	243%	-10%
	$678,232	$(183,022)	$861,254	40%	-12%

Total other income (expense) was a net income of $678,232 during the three months ended March 31, 2018 compared to a net expense of $183,022 during the three months ended March 31, 2017. The decrease in net expense of $861,254 is from the decrease in the loss on fair market value of derivatives of $1,865,804 combined with an increase in interest expense of $867,058 from the recognition of debt discounts associated with convertible and non-convertible notes payable as well as convertible debentures payable.

EXHIBIT A

Net Loss

				Percentage of Revenue
	2018	2017	Change	2018	2017
Net loss	$(1,684,708)	$(464,880)	$(1,219,828)	-230%	-56%

Net loss during the three months ended March 31, 2018 was $1,684,708 compared to $464,880, an increase in net loss of $1,219,828 or 262.4% during the three months ended March 31, 2017. The increase in net loss is attributable to the decrease of revenues of $100,412, an increase in cost of revenues of $184,388, an increase in operating expenses of $1,796,282 net of other income of $861,254.

Six Months Ended March 31, 2018 and 2017

Revenues and Costs of Revenues

				Percentage of Revenue
	2018	2017	Change	2018	2017
Testing services	$1,576,360	$1,314,004	$262,356	94%	88%
Consulting services	102,816	187,175	(84,359)	6%	12%
Total revenue	1,679,176	1,501,179	177,997	100%	100%

Cost of revenue
Testing services	$1,360,840	$1,125,724	$235,116	81%	75%
Consulting services	88,992	32,005	56,987	5%	2%
Depreciation	84,819	46,350	38,469	5%	3%
Total cost of revenue	1,534,651	1,204,079	330,572	91%	80%

Gross profit	$144,525	$297,100	$(152,575)	9%	20%

Revenues for the six months ended March 31, 2018 were $1,679,176 compared to $1,501,179 for the six months ended March 31, 2017. The increase in revenues during the six months ended March 31, 2018 is the result of increased testing services completed in the current period partially offset by decreased advisory services performed in the current period as compared to the prior period.

Revenue for the six months ending March 31, 2018 was $1,679,176 versus $1,501,179 for the six months ending March 31, 2017, an increase of $177,997 or 11.9%. The increase was due to an increase in testing revenue of $262,356 offset in part by a decrease in consulting revenue of $84,359. The $262,356 increase in testing revenue was attributable by increases in the Company's Bend and Eugene locations during the 6 months ending March 31, 2018, representing increases of $65,920 and $234,590 or 54.7% and 72.1%, respectively versus the 6 months ending March 31, 2018. In addition, the Company's acquisition of Viridis, a lab located in Massachusetts attributed $101,140 of revenue in the six months ending March 31, 2018 versus revenues of $943 for the six months ending March 31, 2017, an increase of $100,197 and the Company's California locations increased $5,251 or 9.5% for the six months from March 31, 2017 to March 31, 2018. Increases in revenue at the Company's Bend, Eugene and Massachusetts locations were partially offset by decreases in the Company's locations in Medford, Oregon (a decrease of $123,909 or 25.4%) and Portland (a decrease of $16,579 or 5.1%).

The increase in testing revenue in the Company's Bend, Oregon location was due the successful sales and marketing efforts of several customers during the six months ending March 31, 2018 in the Bend, Oregon market due in large part to the Company's ability to perform additional compliance tests including pesticide testing after the purchase of testing equipment. The increase in sales in the Bend, Oregon was partially offset by the attritional of customers. The Company attributes the attrition of customers in the Bend market to customers not being able to comply with more stringent state cannabis testing and growing standards and client's insufficient capital to withstand the recent decrease in wholesale pricing in the overall Oregon cannabis market.

EXHIBIT A

The increase in testing revenue in the Company's Eugene, Oregon location was due to the successful sales and marketing efforts to attract Eugene based growers and distributors. Several newly licensed growers, producers and distributors entered in the Eugene market and the Company has been successful in generating sales from these customers. The increase in sales in the Eugene, Oregon was partially offset by the attritional of customers. The Company attributes the attrition of customers in the Eugene market to customers not being able to comply with more stringent state cannabis testing and growing standards and client's insufficient capital to withstand the recent decrease in wholesale pricing in the overall Oregon cannabis market.

The increase in testing revenue for the six months ending March 31, 2018 versus the six months ending March 31, 2017 was due, in part, to start of operations of Viridis Analytics, the Company's Massachusetts location.

The Company's California locations combined experienced a $5,251 or 9.5% increase in revenues from the six months ending March 31, 2017 to the six months ending March 31, 2018. During the periods analyzed, the state of California did not require mandatory compliance testing. The Company expects that the state of California will require compliance testing for all cannabis products sold sometime after July 1, 2018 or later, depending on the state's ability to enforce its regulations. Until compliance testing is required by the state of California, the Company expects its revenues in its California locations to remain fairly consistent between periods.

The Company's locations in Medford and Portland, Oregon realized a decrease in revenue for the six months ending March 31, 2018 versus March 31, 2017 of $123,909 or 25.4% and 16,579 of 5.1%, respectively. The Company attributes the decrease in revenue in its Medford and Portland market to the oversupply of cannabis in Oregon market causing growers, distributors and producers to stockpile inventory. Since cannabis needs to only be tested when sold, stockpiled cannabis remains in inventory untested. Another factor causing the decrease in revenues was several customers of the Company were found to be not compliant with Oregon cannabis regulations and were ordered to cease operations until violations were remedied and their license to operate was reinstated by the state of Oregon. The Company also attributes the decrease in revenue in Medford and Portland to increased competition from other cannabis testing laboratories. Specifically, for the Medford market, cannabis is mostly grown outdoors and therefore, seasonal. Typically, outdoor cannabis is harvested in late Fall and if in demand, tested soon thereafter in November to December. However, with the oversupply of cannabis in the Oregon market, outdoor growers have stockpiled their inventory and do not plan on testing their inventory until they sell. Meanwhile, many growers have converted their crops to other non-cannabis commodities, shifting cannabis from Medford to other Oregon markets, such as Portland, Bend and Eugene.

Consulting revenue decreased from the six months ending March 31, 2017 versus the six months ending March 31, 2018 by $84,359 or 45.1%. The Company attributes the decrease in consulting revenue to a reallocation of Company's resources to its own the operations. Consulting revenue was used to supplement revenue by leveraging the Company's internal resources as consultants to third parties. As the Company's operations grow through acquisitions, organic growth of new de novo locations and improving the facilities of existing locations with ISO accreditations, the Company's resources that were once available to consult are now needed for internal operations and are less available for consulting to third parties. Consulting client are non-recurring short-term projects and cease once the Company has provided the client its agreed-upon deliverables.

Cost of revenues for the six months ended March 31, 2018 were $1,534,651 compared to $1,204,079 for the six months ended March 31, 2018, an increase of $330,572 or 27.5%. The increase in the cost of revenues during the six months ended March 31, 2018 is the result of the increased direct costs associated with providing testing services which increased $235,116 or 20.69%. This increase is the result of increased personnel costs at the Company’s new locations such as Massachusetts and California and locations that realized an increase in testing revenues such as Eugene, Oregon. The cost of consulting services increased $56,987 or 178.1% due to the increase allocation of personnel to complete consulting projects in the six months ending March 31, 2018 versus the six months ending March 31, 2017. Cost of revenues for Depreciation and amortization increased $38,469 or 83%. The increase in depreciation and amortization is directly corelated to the increase in property and equipment. As of March 31, 2018, the company had net property and equipment of $1,616,796 compared to March 31, 2017 of $469,848, an increase of $1,146,948 or 244.1%.

EXHIBIT A

Operating Expenses

				Percentage of Revenue
	2018	2017	Change	2018	2017
Selling, general and administrative	$3,033,369	$895,894	$2,137,475	181%	60%
Depreciation and amortization	141,156	74,380	66,776	8%	5%
	$3,174,525	$970,274	$2,204,251	189%	65%

Total operating expenses during the six months ended March 31, 2018 were $3,174,525 compared to $970,274 during the six months ended March 31, 2017. The Company experienced an increase of $2,137,475 in selling, general and administrative expenses during the six months ended March 31, 2018 compared to the six months ended March 31, 2017 due to increased business size due to acquisitions and organic growth that has occurred during the period of January 1, 2017 to December 31, 2017. Additionally, total stock based compensation included in selling, general and administrative expenses was $1,489,135 during the six months ended March 31, 2018 compared to $247,951 during the same period in 2017, an increase of $1,239,184. There was an increase of $66,776 in depreciation and amortization which was driven by the amortization of intangible assets and equipment associated with the acquisition completed during the period from January 1, 2017 to December 31, 2017. In addition to the stock base compensation and amortization, the increase in selling, general and administration was due to increased spending in marketing and advertising, legal fees related to the issuance of convertible debt, increased personnel in selling, marketing, corporate and administrative functions, costs associated with the Company’s attendance at industry and trade conferences, start-up costs for two new locations in California and Massachusetts, travel costs and increased health care premiums.

Other Income (Expense)

				Percentage of Revenue
	2018	2017	Change	2018	2017
Interest expense, net of interest income	$(1,387,188)	$(421,409)	$(965,779)	-83%	-28%
Loss on settlement of debt	(56,093)	-	(56,093)	-3%	0%
Gain (loss) on change in fair market value of derivative liabilities	1,794,091	(191,278)	1,985,369	107%	-13%
	$350,810	$(612,687)	$963,497	21%	-41%

Total other income (expense) was a net income of $350,810 during the six months ended March 31, 2018 compared to a net expense of $612,687 during the six months ended March 31, 2017. The decrease in net expense of $963,497 is from the decrease in the loss on fair market value of derivatives of $1,985,369 combined with an increase in interest expense of $805,063 from the recognition of debt discounts associated with convertible and non-convertible notes payable as well as convertible debentures payable.

Net Loss

				Percentage of Revenue
	2018	2017	Change	2018	2017
Net loss	$(2,679,190)	$(1,285,861)	$(1,393,329)	-160%	-86%

Net loss during the six months ended March 31, 2018 was $2,679,190 compared to $1,285,861 during the six months ended March 31, 2017, an increase in net of $1,393,329 or 108.4%. The increase in net loss is attributable to the an increase in cost of revenues of $330,572, an increase in operating expenses of $2,204,251, partially offset by an increase of other income of 863,497 and increased revenues of $177,997.

EXHIBIT A

Liquidity and Capital Resources

The Company had cash on hand of $3,021,247 as of March 31, 2018, current assets of $3,491,936 and current liabilities of $6,182,195 creating a working capital deficit of $2,690,259. Current assets consisted of cash totaling $3,021,247, accounts receivable net of allowances totaling $215,540, prepaid expenses totaling $91,603, other current assets of $63,546 and current portions of notes receivable of $100,000. Current liabilities consisted of accounts payable and accrued liabilities of $698,672, client deposits of $49,696, deferred revenue of $27,000, convertible notes payable net of discounts of $718,187, derivative liabilities of $3,123,223, current capital lease obligations of $140,184, interest payable of $296,886, current portions of notes payable net of discounts of $975,192 and current portions of related party payables of $153,155.

The Company had cash on hand of $121,013 as of September 30, 2017, current assets of $627,572 and current liabilities of $4,428,578 creating a working capital deficit of $3,801,006. Current assets consisted of cash totaling $121,013, accounts receivable net of allowances totaling $229,564, prepaid expenses totaling $169,557, other current assets of $7,438 and current portion of a note receivable of $100,000. Current liabilities consisted of accounts payable and accrued liabilities of $773,053, client deposits of $119,281, deferred revenue of $40,800, convertible notes payable net of discounts of $1,212,720, current capital lease obligations of $37,990, interest payable of $133,697, derivative liabilities of $294,637, current portions of notes payable net of discounts of $1,503,545 and current portions of related party payables of $312,855.

Six Months Ended March 31, 2018

The Company used $2,148,643 of cash in operating activities which consisted of a net loss of $2,679,190, non-cash losses of $1,179,338 and changes in working capital of $648,791.

Net cash used in investing activities totaled $791,020 during the six months ended March 31, 2018 which consisted of $571,501 of cash used to purchase equipment, $39,987 of notes receivable, $200,000 of related party notes receivable and $20,468 of cash acquired in acquisitions.

During the six months ended March 31, 2018, the Company generated cash of $5,839,897 from financing activities. The Company received $6,136,120 from the issuance of convertible debentures, $508,000 from the sale of common stock, made repayments of $22,347 on capital leases, repayments of $605,348 on loans payable and $176,528 on related party loans payable.

Six Months Ended March 31, 2017

The Company used $62,312 of cash in operating activities which consisted of a net loss of $1,285,861, non-cash losses of $919,606 and changes in working capital of $303,943.

Net cash used in investing activities total $52,694 during the six months ended March 31, 2017. The Company paid net cash of $6,930 in asset purchases and acquisitions and paid $45,764 for the purchase of equipment.

During the six months ended March 31, 2017, the Company generated cash of $322,113 from financing activities. The Company received $114,500 of cash from the sale of series D preferred stock, $390,000 in cash from convertible notes payable, repayments of notes payable of $54,875, repayments of capital leases of $4,590, proceeds from the sale of common stock of $20,000 and net repayments on related party notes payable of $142,922.

Dividends

The Company declared $0 of dividends during the six months ending March 31, 2018 and 2017.